UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OAKMONT ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68831P106

(CUSIP Number)

Anita F. Larson

President and Chief Operating Officer

Brooke Corporation

10950 Grandview Drive, Suite 600

Overland Park, Kansas 66210

(913) 661-0123

with copies to:

Michael C. Azar

President, Principal Accounting Officer and Secretary

Oakmont Acquisition Corp.

33 Bloomfield Hills Parkway, Suite 240

Bloomfield Hills, Michigan 48304

(248) 594-0693

and

Steven Segaloff

Senior Vice President

and

Deputy General Counsel

Plainfield Asset Management LLC

55 Railroad Avenue

Greenwich, CT 06830

Tel. (203) 302 - 1766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68831P106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

BROOKE CORPORATION 48-1009756
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (*)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (Kansas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

850,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

850,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0
14	TYPE OF REPORTING PERSON

CO

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

BROOKE HOLDINGS, INC. 48-1058710
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (Kansas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0
14	TYPE OF REPORTING PERSON

CO

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

ROBERT D. ORR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

LELAND G. ORR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MICHAEL S. LOWRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

100,000
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

100,000
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

ANITA F. LARSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

KYLE L. GARST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

850,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,445,000
8 SHARED VOTING POWER

360,000
9 SOLE DISPOSITIVE POWER

1,445,000
10 SHARED DISPOSITIVE POWER

360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,805,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%
14	TYPE OF REPORTING PERSON*

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael C. Azar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

435,000
8 SHARED VOTING POWER

360,000
9 SOLE DISPOSITIVE POWER

435,000
10 SHARED DISPOSITIVE POWER

360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

795,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON*

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Langevin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

180,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

180,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON*

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

QVM Oakmont Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

360,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

360,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KrisLee & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

360,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

360,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons

CUSIP No. 68831P106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (*)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

00

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

PLAINFIELD ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

00

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

CUSIP No. 68831P106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MAX HOLMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (*)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

IN

(*)	The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

Item 1. Security and Issuer.

This filing supplements all previous filings on Schedule 13D made by any of the Reporting Persons relating to Oakmont Acquisition Corp., a Delaware corporation (“Oakmont” or the “Company”).

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Oakmont. The principal executive offices of Oakmont are located at 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan 48304.

Item 2. Identity and Background.

This Statement is being filed jointly on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

A. Reporting Persons Related to Brooke Corporation (the “Brooke Reporting Persons):

•	Brooke Corporation (“Brooke Corp.)

•	Brooke Holdings, Inc. (“Brooke Holdings”)

•	Robert D. Orr

•	Leland G. Orr

•	Michael S. Lowry

•	Anita F. Larson

•	Kyle L. Garst

Brooke Holdings is a holding company. The principal business activities of Brooke Holdings’ subsidiary, Brooke Corp., are franchising, business consulting and lending, and insurance brokerage services. Brooke Corp. and Brooke Holdings were formed under the laws of the State of Kansas. The principal business address of Brooke Corp. and Brooke Holdings is 10950 Grandview Dr., Suite 600, Overland Park, KS 66210.

Schedule A to this Statement contains a list of information regarding the Brooke Reporting Persons and the executive officers and directors of Brooke Corp. required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each Brooke Reporting Person, officer and director of Brooke Corp.

The Brooke Reporting Persons and the persons listed on Schedule A have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Brooke Reporting Persons or the persons listed on Schedule A, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brooke Holdings’ controlling shareholder is Robert D. Orr. The information required by this Item 2 with respect to Mr. Orr is provided in Schedule A. Schedule B to this Statement contains a list of information regarding the executive officers and directors of Brooke Holdings required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each officer and director of Brooke Holdings. The directors or officers listed on Schedule B have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the directors and officer listed on Schedule B, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B. Reporting Persons Related to Oakmont Acquisition Corp. (the “Oakmont Reporting Persons):

•	Robert J. Skandalaris

•	Michael C. Azar

•	David J. Langevin

•	QVM Oakmont Services LLC (“QVM Oakmont”)

•	KrisLee & Associates, LLC (“KrisLee”)

QVM Oakmont is an investment holding limited liability company organized under the laws of the State of Delaware. The principal business address of QVM Oakmont is 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304.

KrisLee is an investment holding limited liability company organized under the laws of the State of Michigan. The principal business address of QVM Oakmont is 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304.

Schedule C to this Statement contains a list of information regarding the remaining Oakmont Reporting Persons, which Schedule C is incorporated herein by reference with respect to each Oakmont Reporting Person.

QVM Oakmont, KrisLee and the persons listed on Schedule C have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have QVM Oakmont, KrisLee or the persons listed on Schedule C, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C. Reporting Persons Related to Plainfield Special Situations Master Fund Limited (the “Plainfield Reporting Persons”):

Plainfield Special Situations Master Fund Limited

Plainfield Special Situations Master Fund Limited (the “Master Fund”) is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Plainfield Asset Management LLC. The executive directors of Master Fund are: Max Holmes, Aldo Ghisletta and David Bree (collectively referred to as the “Master Fund Directors”).

During the last five years, neither Master Fund nor, to the best of Master Fund’s knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Plainfield Asset Management LLC

Plainfield Asset Management LLC (“Asset Management”) is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Asset Management is Max Holmes.

During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Max Holmes

The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management.

During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 9, 2007, a copy of which is attached hereto as Exhibit E.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On April 30, 2007, Oakmont, Brooke Corp. and Brook Credit Corporation, a Kansas corporation and wholly-owned subsidiary of Brooke Corp. (“Brooke Credit”), entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, subject to the approval of Oakmont’s stockholders, Brooke Credit will merge with and into Oakmont (the “Merger”), with Oakmont surviving and the combined company renamed “Brooke Credit Corporation.” The combined company’s stockholders will be Brooke Corp. and the former Oakmont stockholders.

The Plainfield-Brooke Agreement

On July 9, 2007, Plainfield Acceptance LLC (“Plainfield”) entered into a Purchase Option Agreement (the “Plainfield-Brooke Agreement”) with Brooke Corp. and Brooke Credit. Pursuant to the Plainfield-Brooke Agreement, Plainfield has paid an aggregate of $100 to Brooke Corp. in exchange for an option to purchase up to 19.9% newly-issued shares, on fully-diluted basis, of Brooke Credit at a price per share equal to the per share equity value of Brooke Credit on the date of exercise (the “Brooke Option”). The option is exercisable during the period commencing on the date on which the Merger Agreement is terminated without consummation and ending on September 18, 2007.

Plainfield’s right to exercise the Brooke Option is conditioned on (i) Plainfield having purchased at least 2,000,000 shares of Oakmont common stock on the open market prior to the date on which the Merger Agreement is terminated without consummation, (ii) Plainfield having voted all of its Oakmont shares it is entitled to vote in favor of the Merger, and (iii) Plainfield having complied with its obligations under the Plainfield-Brooke Agreement.

Plainfield has agreed, pursuant to the Plainfield-Brooke Agreement, to vote all of the shares of Oakmont common stock it acquires that are entitled to vote in favor of the Brooke Credit merger proposal and all the other proposals at the special Oakmont stockholders meeting.

If the Merger is consummated, from the date of the closing of the Merger to July 9, 2017, provided that Plainfield owns at least 2,000,000 shares of the post-merger company, Brooke Corp. has agreed to vote all of its voting securities in the post-merger company and to and take all other necessary or desirable actions within its control so that at least one qualified person designated by Plainfield shall be nominated and voted as a member of the Board of Directors of the post-merger company.

If the Merger is not consummated, from the date of any exercise of the Brooke Option to July 9, 2017, provided that Plainfield owns at least 10% of the capital stock of Brooke Credit entitled to vote in an election of directors, Brooke Corp. has agreed to vote all of its Brooke Credit voting securities and to and take all other necessary or desirable actions within its control so that at least one qualified person designated by Plainfield shall be nominated and voted as a member of the Board of Directors of Brooke Credit.

Brooke Corp. and Brooke Credit have agreed jointly to indemnify Plainfield and its affiliates against losses arising from a breach of their respective representations and covenants in the Plainfield-Brooke Agreement or from the failure of Brooke Corp. or Brooke Credit to have obtained the consent of their investors to the execution, delivery or performance of the Plainfield-Brooke Agreement.

The Plainfield-Brooke Agreement is attached as Exhibit C hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Plainfield-Brooke Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The Plainfield-Oakmont Affiliates Agreement

On July 9, 2007, Plainfield entered into a Purchase Option Agreement (the “Plainfield-Oakmont Affiliates Agreement”) with Robert J. Skandalaris, the Chairman of the Board and Chief Executive Officer, a director and founding stockholder of Oakmont, Michael C. Azar, the President, Principal Accounting Officer and Secretary, a director and founding stockholder of Oakmont, David L. Langevin, a director and founding stockholder of Oakmont, QVM Oakmont Services LLC, a limited liability company jointly controlled by Messrs. Skandalaris and Azar (“QVM Oakmont”) and KrisLee & Associates, LLC, a limited liability company controlled by Mr. Skandalaris (“KrisLee”).

Pursuant to the Plainfield-Oakmont Affiliates Agreement, Plainfield has paid an aggregate of $100 to Messrs. Skandalaris, Azar and Langevin, QVM Oakmont and KrisLee (collectively referred to as the “Sellers”) in exchange for two options, one to purchase up to 1,200,000 shares of Oakmont common stock from the Sellers (the “Common Stock Option”), and the other to purchase up to 442,000 Oakmont warrants from Mr. Skandalaris (the “Warrant Option”).

The Common Stock Option and the Warrant Option are subject to Plainfield purchasing at least 2,000,000 shares of Oakmont common stock on the open market prior to July 11, 2007 (the “Cut-off Date”), the date the proxy statement relating to Oakmont’s special meeting of stockholders scheduled for July 17, 2007 (the “Special Meeting”) is expected to be first distributed to Oakmont’s common stockholders. If Plainfield does not purchase at least 2,000,000 shares by such date then the Plainfield-Oakmont Affiliates Agreement automatically terminates along with the Common Stock Option and Warrant Option.

The Common Stock Option cannot be exercised until the shares underlying the option are released from the escrow arrangement in which such shares were placed in connection with Oakmont’s July 2005 IPO, and thereafter is exercisable through October 19, 2008. The escrow arrangement is expected to end on July 12, 2008, although it will end earlier if after the closing of the Merger but before July 12, 2008, the combined company closes a transaction in which its stockholders have the right to convert their shares into cash, securities or other property.

The exercise price of the Common Stock Option is $0.01 per share. The number of shares of Oakmont common stock subject to the Common Stock Option varies, depending on the number of shares of Oakmont common stock Plainfield acquires on the open market before the Cut-Off Date. If Plainfield purchases 2,000,000 or more shares of Oakmont common stock prior to the Cut-Off Date but less than 5,000,000 shares, the number of shares subject to the Common Stock Option is an aggregate of 1,000,000 shares. If Plainfield purchase more than 5,000,000 shares of Oakmont common stock prior to the Cut-Off Date, the number of shares subject to the Common Stock Option is an aggregate of 1,200,000 shares.

The Warrant Option is exercisable for up to 442,000 Oakmont warrants at any time after the consummation of the Merger and through July 19, 2007. The exercise price of the Warrant Option is $0.75 per warrant.

The Plainfield-Oakmont Affiliates Agreement provides that the Sellers will not sell, transfer, pledge, assign or otherwise dispose of the shares of common stock or warrants underlying the Common Stock Option and Warrant Option, respectively, while the options remain exercisable.

Plainfield has agreed, pursuant to the Plainfield-Oakmont Affiliates Agreement, to vote all of the shares of Oakmont common stock it acquires prior to the Cut-Off Date that are entitled to vote at the Special Meeting in favor of the Merger proposal and all the other proposals at the Special Meeting.

The Plainfield-Oakmont Affiliates Agreement is attached as Exhibit D hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Plainfield-Oakmont Affiliates Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The signing of the Plainfield-Brook Agreement and the Plainfield-Oakmont Affiliates Agreement may be deemed to constitute the Reporting Persons as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and, accordingly, the Reporting Persons join in the filing of this Statement.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons herein is based upon 10,575,166 shares of Common Stock outstanding, as reported in the Form 14A filed by Oakmont on June 29, 2007.

I.	Brooke Corporation

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

850,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

850,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

850,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has effected the following transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days:

open market purchase of 384,890 shares at $5.7343 per share on June 18, 2007 open market purchase of 326,500 shares at $5.7394 per share on June 19, 2007 open market purchase of 138,610 shares at $5.74 per share on June 20, 2007

(d).	Not applicable.

(e).	Not applicable.

II.	Brooke Holdings, Inc.

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 850,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

III.	Robert D. Orr

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

IV.	Leland G. Orr

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

V.	Michael S. Lowry

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person purchased 100,000 share Common Stock on June 1, 2007.

(d).	Not applicable.

(e).	Not applicable.

VI.	Anita F. Larson

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

VII.	Kyle L. Garst

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

VIII.	Robert J. Skandalaris

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

1,805,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

1,445,000

(ii)	shared power to vote or direct the vote:

360,000

(iii)	sole power to dispose or direct the disposition of:

1,445,000

(iv)	shared power to dispose or direct the disposition of:

360,000

(c).	This Reporting Person has effected the following transaction involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days:

open market purchase of 500,000 shares at $5.73 per share on May 17, 2007

(d).	Not applicable.

(e).	Not applicable.

IX.	Michael C. Azar

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

795,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

435,000

(ii)	shared power to vote or direct the vote:

360,000

(iii)	sole power to dispose or direct the disposition of:

435,000

(iv)	shared power to dispose or direct the disposition of:

360,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

X.	David J. Langevin

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

180,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

180,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

180,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

XI.	QVM Oakmont Services LLC

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

360,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

360,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

360,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

XII.	KrisLee & Associates, LLC

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

360,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

360,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

360,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

Each Reporting Person expressly disclaims ownership of any shares of Common Stock owned by each other Reporting Person.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7. Exhibits.

(C) Purchase Option Agreement dated as of July 9, 2007 by and among Brooke Corporation, Brooke Credit Corporation and Plainfield Acceptance LLC

(D) Purchase Option Agreement dated as of July 9, 2007 by and among Robert Skandalaris, Michael Azar, David L. Langevin, QVM Oakmont Services LLC and Plainfield Acceptance LLC

(E) Joint Filing Agreement dated July 9, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

BROOKE CORPORATION

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	President and Chief Operating Officer

BROOKE HOLDINGS, INC.

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	Authorized Signer

By:	/s/ ROBERT D. ORR
Robert D. Orr

By:	/s/ LELAND G. ORR
Leland G. Orr

By:	/s/ MICHAEL S. LOWRY
Michael S. Lowry

By:	/s/ ANITA F. LARSON
Anita F. Larson

By:	/s/ KYLE L. GARST
Kyle L. Garst

OAKMONT REPORTING PERSONS

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris

By:	/s/ MICHAEL C. AZAR
Michael C. Azar

By:	/s/ DAVID J. LANGEVIN
David J. Langevin

QVM OAKMONT SERVICES LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

KRISLEE & ASSOCIATES, LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ STEVEN SEGALOFF
Steven Segaloff, Senior Vice President

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ STEVEN SEGALOFF
Steven Segaloff, Senior Vice President

By:	/s/ MAX HOLMES
Max Holmes

Schedule A

Name and Business Address	Business Information	Citizenship
Robert D. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, Chairman of the Board and Chief Executive Officer	U.S.A.

Leland G. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, Vice Chairman of the Board, Chief Financial Officer and Assistant Secretary	U.S.A.

Michael S. Lowry 10950 Grandview Drive, Suite 600, Overland Park, KS	President and Chief Executive Officer of Brooke Credit Corporation	U.S.A.

Anita F. Larson 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, President and Chief Operating Officer	U.S.A.

Kyle L. Garst 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

John L. Allen 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

Joe L. Barnes 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

Mitchell G. Holthus 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

Derrol D. Hubbard 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

Schedule B

Name and Business Address	Business Information	Citizenship
Robert D. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	President, Director	U.S.A.

Leland G. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Secretary, Treasurer, Director	U.S.A.

Schedule C

Name and Business Address	Business Information	Citizenship
Robert J. Skandalaris 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	Chairman of the Board and Chief Executive Officer. Mr. Skandalaris is also currently employed as the Chairman of the Board and Director of Noble International, Ltd.	U.S.A.

Michael C. Azar 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	President, Principal Accounting Officer and Secretary. Mr. Azar is also currently employed as the Vice President and Secretary of Noble International, Ltd.	U.S.A.

David J. Langevin 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	Director. Mr. Langevin is also currently employed as the Chairman and Chief Executive Officer of Veri-Tek International, Corp.	U.S.A.

EXHIBIT C

PURCHASE OPTION AGREEMENT

This PURCHASE OPTION AGREEMENT (this “Agreement”) is made as of July 9, 2007, by and among Brooke Corporation, a Kansas corporation (together with its successors and assigns, “Brooke”), Brooke Credit Corporation, a Kansas corporation (together with its successors and assigns, “Brooke Credit”), and Plainfield Acceptance LLC (“Buyer”).

WHEREAS, Brooke is the beneficial and record owner of 5,761,523 shares of the common stock, $0.01 par value, of Brooke Credit (the “Common Stock”);

WHEREAS, Buyer has an interest in acquiring and may acquire shares of the common stock (the “Oakmont Shares”) of Oakmont Acquisition Corp. (“Oakmont”), which pursuant to that certain Amended and Restated Merger Agreement (the “Merger Agreement”) dated as of April 30, 2007, among Oakmont, Brooke Credit and Brooke has agreed to merge with Brooke Credit (Oakmont being the surviving corporation) (the “Merger”);

WHEREAS, Buyer and Brooke desire that the Merger be approved by the stockholders of Oakmont and consummated in accordance with the Merger Agreement;

WHEREAS, the parties hereto wish to enter into this Agreement to provide for certain matters in connection with the Merger and the Buyer with the option to purchase newly-issued shares of Common Stock as more particularly described herein and certain related matters.

NOW, THEREFORE, in consideration of $100.00 duly paid by or on behalf of Buyer to Brooke and in consideration of other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Options To Purchase.

(a) Provided that the conditions precedent set forth in Section 1(c) hereof have been satisfied by Buyer or waived by Brooke, during the period commencing on the Merger Termination Date and ending at 5:00pm New York time on September 18, 2007, Buyer shall have the option (the “Option”) to purchase such number of newly-issued shares of Common Stock as shall constitute 19.9% of the fully-diluted capital stock of Brooke Credit after giving effect to any anti-dilution rights, preemptive rights or other equity purchase rights existing as of the Closing Date (the “Subject Shares”) at a purchase price per Subject Share equal to the Option Price (as defined below).

(b) For purposes of this Agreement, (i) “Merger Termination Date” shall mean date on which the Merger is terminated without consummation as provided in the Amended and Restated Merger Agreement and (ii) “Option Price” shall mean, with respect to each Subject Share, an amount equal to the aggregate equity value of Brooke Credit as shown on the balance sheet of Brooke Credit, as of the applicable Closing Date (as defined below) determined in accordance with U.S. generally accepted accounting, principles, as reflected on the books and records of Brooke Credit divided by the aggregate number of shares of Common Stock on a fully diluted basis, giving effect to all preemptive, antidilution and other rights in effect as of such Closing Date, whether or not such rights had vested or were otherwise exercisable as of such date.

(c) Notwithstanding any other provision of this Agreement or this Section 1, the Buyer’s Option to purchase the Subject Shares shall be conditioned on (i) Buyer having purchased and held at all times subsequent to such purchase and prior to the Merger Termination Date at least 2,000,000 Oakmont Shares, (ii) Buyer shall have voted all of its Oakmont Shares in favor of the Merger, and (iii) Buyer having complied with its covenants herein, including without limitation, the covenants set forth in Section 6 hereof. Brooke and Brooke Credit hereby expressly acknowledge, agree and understand that (x) Buyer’s ability to acquire (and therefore to vote) Oakmont Shares is subject to market and other conditions (including, without limitation, share price and securities laws restrictions) and as a result, Buyer may not be able to acquire (and to vote) any Oakmont Shares and (y) Buyer does not currently plan to acquire Oakmont Shares if the price therefore exceeds $5.95 per share and (z) in order to be in compliance with applicable law, Buyer cannot contract to acquire any Oakmont Shares commencing on the date the Proxy is first distributed to Oakmont’s stockholders.

2. Election to Purchase. (a) To make an election to exercise the Option pursuant to this Agreement, Buyer shall give written notice of such election (a “Purchase Notice”) to Brooke Credit which Purchase Notice shall specify (i) that Buyer has elected to purchase some or all of the Subject Shares, (ii) the number of the Subject Shares that Buyer is electing to purchase and (iii) the date of the closing of such purchase (a “Closing Date”). On the Closing Date, at the offices of Bingham McCutchen LLP, One State Street, Hartford, CT 06103, Brooke Credit shall tender to the Buyer the applicable shares of Common Stock, free and clear of all liens, restrictions, encumbrances and rights of third parties, and Buyer shall deliver payment of the applicable purchase price payable in cash or by certified check or official bank check. In addition on the Closing Date, Brooke, Brooke Credit and Buyer shall enter into a stockholders agreement (the “Stockholders Agreement”) providing Buyer with pre-emptive and registration rights with respect to such shares of Common Stock, so-called “tag along” and “drag along” rights, consent rights with respect to major corporate transactions, including the issuance of securities, acquisitions, sale of all or substantially all the assets of Brooke Credit, merger, consolidation or bankruptcy, and such other rights as are customary for a 20% stockholder of a private company with private equity securityholders, on such terms and conditions as shall be reasonably satisfactory to Buyer, Brooke and Brooke Credit and such other securityholders of Brooke Credit as have consent rights with respect to such matters.

(b) Certificates for the Subject Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

3. Representation and Warranties of Brooke and Brook Credit.

Each of Brooke and Brooke Credit hereby represents and warrants to Buyer, solely as to itself, as follows:

(a) Due Organization. Such corporation is validly existing and is in good standing, as applicable, under the laws of the jurisdiction of its organization.

(b) Power; Due Authorization; Binding Agreement. It has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby by it, have been duly and validly authorized by all necessary corporate action on its part, and no other proceedings on its part are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it and constitutes its valid and binding agreement, enforceable against it in accordance with its terms, except that enforceability may be subject to the effect of (a) any applicable bankruptcy, reorganization, receivership, conservatorship, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and to general principles of equity and, (b) any laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, regardless of whether considered in a proceeding in law or equity.

(c) Ownership of Brooke Credit; Issuance of Subject Shares. (i) Schedule 3(b) sets forth the authorized capital stock of Brooke Credit as of the date hereof. All of the issued and outstanding capital stock of Brooke Credit is owned of record as set forth on Schedule 3(b) which sets forth the percentage ownership interests of each record owner of capital stock in Brooke Credit (calculated as a fully diluted basis) as of the date hereof. (ii) Brooke Credit has authorized for issuance and reserved for issuance, a sufficient number of unissued shares of Common Stock (such numbers being set forth on Schedule 3(b)) to permit, after giving effect to the exercise of the Option and all other options, warrants and rights exercisable or convertible into the capital stock of Brooke Credit, (iii) Subject Shares issued upon exercise of the Option and upon the payment of the appropriate exercise price will be, validly issued, fully paid and non-assessable. (iv) Except for this Agreement and except as set forth on Schedule 3(b), as of the date hereof (A) there are no outstanding rights, options, warrants or agreements for the purchase from, or sale or issuance by, Brooke Credit of any of its capital stock or securities convertible into or exercisable or exchangeable for such capital stock; (B) Brooke Credit has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its securities or capital stock or any interest therein or to pay any dividend or make any distribution in respect thereof; and (C) no person is entitled to (x) any preemptive or similar right with respect to the issuance of any securities of Brooke Credit, including upon the issuance of the Subject Shares issuable upon exercise of the Option or (y) any rights with respect to the registration of any securities of Brooke Credit under the Securities Act. On the date hereof, Brooke owns beneficially and of record all the issued and outstanding capital stock of Brooke Credit free and clear of all liens, pledges, charges or security interests of any kind or nature. As of the date hereof, Brooke has sole voting power and sole dispositive power with respect to the Common Stock held by it. Upon exercise of the Option by Buyer, Buyer shall receive valid title to the applicable number of Subject Shares free from all liens, charges or security interests of any kind or nature except for (a) restrictions on transfer pursuant to state and/or federal securities laws and (b) liens and encumbrances created by Buyer under the Stockholders Agreement.

Neither Brooke, Brooke Credit or anyone acting on their behalf has taken or will take any action which would bring this Option or the issuance and sale of the Subject Shares within the provisions of section 5 of the Securities Act or the registration or qualification provisions of any applicable blue sky or other securities laws

(d) No Conflicts. Except as described on Schedule 3(d) hereto, the execution and delivery of this Agreement by it does not, and the performance of the terms of this Agreement by it will not, (i) require it or Buyer to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate its organizational documents, (iii) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on it or its properties and assets, (iv) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to it or by which its property or assets are bound, or (v) violate any other agreement to which it is a party, including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy, voting trust or the Merger Agreement.

(e) Proxy Statement. The information in Oakmont’s Definitive Proxy Statement filed with the SEC pursuant to Section 14A of the Securities Exchange Act of 1934 on or after the date hereof (the “Proxy”) will not contain any untrue statement of a material fact or will not omit to state any material fact in respect of either Brooke or Brooke Credit necessary to make the statements therein not misleading in light of the circumstances under which they were made.

4. Certain Covenants of Brooke and Brooke Credit.

(a) Further Assurances. Subject to the terms and conditions set forth in this Agreement each of Brooke and Brooke Credit will use its respective best efforts, as promptly as is practicable, to take or cause to be taken all actions, and to do or cause to be done all other things, as are necessary, proper or advisable and consistent with the terms and conditions of this Agreement, to consummate and make effective the transactions contemplated by this Agreement and to refrain from taking any actions that are contrary to, inconsistent with or against, or would frustrate the essential purposes of, the transactions contemplated by this Agreement, including without limitation the filing of an amendment to the 13(d) filing of Brooke indicating that it is a group with Buyer.

(b) Reservation of Subject Shares. Brooke Credit hereby represents and warrants to Buyer that Brooke Credit has taken all necessary corporate and other action to reserve and to permit to issue, at all times from the date hereof until the obligation to deliver the Subject Shares upon the exercise of the Option terminates, upon exercise of the Option, shares of Common Stock necessary for Buyer to exercise the Option.

(c) Voting for Directors. From and after the date of the exercise of the Option and so long as Buyer owns at least 10% of the capital stock of Brooke Credit entitled to vote in an election of directors, Brooke agrees to vote all of its voting securities it holds in Brooke Credit and take all other necessary or desirable actions within Brooke’s control (whether in such holder’s capacity as a stockholder, director, member of a board committee or officer of Brooke, Brooke Credit or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings and calling special Board and stockholder meetings), so that at least one qualified person designated by Buyer shall be nominated and voted as a member of the Board of Directors of Brooke Credit. This paragraph (c) shall terminate, if not sooner, ten (10) years from the date hereof. The substance of this provision may covered by the Stockholders Agreement in which case this paragraph (c) shall terminate and the rights hereunder will be as provided in the Stockholders Agreement.

(d) Voting for Directors if the Merger Closes. From and after the date of the closing of the Merger and so long as Buyer owns at least 2,000,000 shares of the capital stock of Oakmont, Brooke agrees to vote all of its voting securities it holds in Oakmont and take all other necessary or desirable actions within Brooke’s control (whether in such holder’s capacity as a stockholder, director, member of a board committee or officer of Oakmont, Brooke, Brooke Credit or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings and calling special Board and stockholder meetings), so that at least one qualified person designated by Buyer shall be nominated and voted as a member of the Board of Directors of Oakmont. This paragraph (d) shall terminate, if not sooner, ten (10) years from the date hereof. The substance of this provision may covered by the Stockholders Agreement in which case this paragraph (d) shall terminate and the rights hereunder will be as provided in the Stockholders Agreement.

5. Representations and Warranties of Buyer.

Buyer hereby represents and warrants to Brooke and Brooke Credit as follows.

(a) Due Organization. Buyer is a duly organized and validly existing under the laws of the State of its organization.

(b) Power; Due Authorization; Binding Agreement. Buyer has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby by Buyer, have been duly and validly authorized by all necessary action on the part of Buyer, and no other proceedings on the part of Buyer are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except that enforceability may be subject to the effect of (a) any applicable bankruptcy, reorganization, receivership, conservatorship, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and to general principles of equity and, (b) any laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, regardless of whether considered in a proceeding in law or equity.

(c) Securities Act. Buyer hereby represents and warrants to Brooke that any Subject Shares or other securities acquired by Buyer upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act of 1933, as amended.

6. Certain Covenants of Buyer. Buyer hereby agrees that, at any meeting of the stockholders of Oakmont, however called, or any adjournment thereof, or in connection with any solicitation of votes of the stockholders of Oakmont by written consent, Buyer shall be present (in person or by proxy) and vote (or cause to be voted), or execute a written consent in respect of, all of Oakmont Shares it acquires(which are entitled to vote at such meeting or solicitation), if any, in favor of the approval or re-approval of the Merger and the Merger Agreement and all other proposals where approval of such proposal is a condition to the merger agreement, and against any action or agreement that would prevent or materially delay the consummation of the Merger or any other transactions contemplated by this Agreement or the Merger Agreement, or that would be contrary to or inconsistent with, or result in a breach by Brooke of, or frustrate the essential purposes of this Agreement or the Merger Agreement.

7. Amendments. This Agreement may be amended from time to time by a written instrument executed and delivered by the parties.

8. Conflicts. In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions contained in any document attached as an Exhibit hereto, the terms and conditions of the form of documents attached hereto shall govern.

9. Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the parties will have the right to injunctive relief, in addition to all of its rights and remedies at law or in equity, to enforce the provisions of this Agreement. Nothing contained in this Agreement will be construed to confer upon any Person who is not a signatory hereto or any successor or permitted assign of a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

10. General Provisions.

(a) Notices. Except as otherwise provided herein, any offer, acceptance, notice or communication required or permitted to be given pursuant to this Agreement shall be deemed to have been duly and sufficiently given for all purposes by a party if given by the party, or an officer, trustee, or other personal or legal representative of such party, or by any other person authorized to act for such party, if in writing and delivered personally to the party or to an officer, trustee or other personal or legal representative of the party, or any other person authorized to act for such party to whom such notice shall be directed, or sent by overnight delivery service, or certified or registered mail, postage and registration prepaid, return receipt requested, or by facsimile to such party’s home or business address as reflected on the signature pages hereto or other address as such party may designate to each of the other parties hereto by a notice complying with the requirements of this Section 10(a). Any such notice shall be deemed to have been given on the date on which the same was delivered in the case of personal delivery, post-marked in the case of certified or registered mail or overnight delivery service, or dated in the case of a facsimile.

(b) Assignment. The parties hereto shall have no right to assign or transfer this Agreement or any of their respective rights hereunder.

(c) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representative, estates, heirs and legatees of the parties hereto.

(d) Expenses. Except as provided in Section 10(e) below, each of the parties hereto shall bear and pay all expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

(e) Indemnity. Brooke and Brooke Credit, jointly and severally, hereby agree to indemnify and hold harmless Buyer and each of Buyer’s directors, officers, employees, agents, advisors and affiliates (each an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or pending, incurred by any Indemnified Party arising in connection with (i) the failure of any representation or warranty made in Section 3 hereof to be true and correct as of the date hereof, (ii) the failure of Brooke and/or Brooke Credit to perform its (or their, as the case may be) obligations under any covenant contained in Section 4 hereof or (iii) the failure by Brooke and/or Brooke Credit to have notified and obtained the consent of the Investors to Brooke and/or Brooke Credit’s execution, delivery or performance of this Agreement and the transactions contemplated hereby.

(f) Miscellaneous. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof. This Agreement is intended to take effect as a sealed instrument and may be executed in any number of counterparts which together shall constitute one instrument and shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other state. Delivery of an executed signature page by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first set forth above.

PLAINFIELD ACCEPTANCE LLC

By:	/s/ Steven Segaloff
Name:	Steven Segaloff
Title:	Authorized Individual

BROOKE CORPORATION

By:	/s/ Robert D. Orr
Name:	Robert D. Orr
Title:	Chairman and Chief Executive Officer

BROOKE CREDIT CORPORATION

By:	/s/ Michael Lowry
Name:	Michael Lowry
Title:	Chief Executive Officer

Schedule 3(b)

Brooke Credit Corporation Ownership:

Owner	Shares	Percentage
Brooke Corporation	5,761,523	85.2%
BCC Management[1]	565,000	8.4%
Falcon Mezzanine Ptrs. II LP2	186,514	2.8%
FMP Co-Investment, LLC	1,409	0.0%
JZ Equity Partners PLC	150,339	2.2%
Morgan Joseph & Co. Inc.	100,446	1.5%
Total	6,765,231	100.0%

[1]	Shares reserved for issuance pursuant to the Brooke Credit Corporation 2007 Equity Incentive Compensation Plan
[2]	Falcon Mezzanine Partners, FMP Co-Investment, JZ Equity and Morgan Joseph represents warrants outstanding.

Schedule 3(d)

Pursuant to the Securityholders Agreement dated October 31, 2006 (the “Securityholders Agreement”) by and among Brooke Credit Corporation, Falcon Mezzanine Partners II, LP, FMPII Co-Investment, LLC, JZ Equity Partners PLC, Brooke Corporation and Morgan Joseph & Co., Inc., in the event Brooke Credit issues shares of capital stock or options to purchase capital stock of Brooke Credit, Brooke Credit is required to first submit a written notice to Falcon Mezzanine Partners II, LP, FMPII Co-Investment, LLC, and JZ Equity Partners PLC (collectively the “Investors”) of the terms and conditions of such issuance and offer each Investor the opportunity to purchase its pro rata share of the securities on terms and conditions not less favorable than those Brooke Credit proposes in connection with the sell to the third party. The Investors have 20-day period to elect to accept such offer. Furthermore, any purchase of capital stock of Brooke Credit is required to execute a joinder agreement more specifically described in the Securityholders Agreement.

EXHIBIT D

PURCHASE OPTION AGREEMENT

This PURCHASE OPTION AGREEMENT (this “Agreement”) is made as of July 9, 2007, by and among Robert J. Skandalaris (together with his heirs, successors, or assigns, as applicable “RJS”), Michael C. Azar (together with his heirs, successors, or assigns, as applicable “MCA”; David J. Langevin (together with his heirs, successors, or assigns, as applicable “DJL”), KrisLee & Assoc., LLC, a Michigan limited liability company (together with its successors and assigns, as applicable “KrisLee”) and QVM Oakmont Services, LLC (together with its successors or assigns, as applicable “QVM Oakmont” and together with RJS, MCA, KrisLee and DJL, the “Sellers”) and Plainfield Acceptance LLC (together with any designated affiliate as provided in Section 10 below, the “Buyer”).

WHEREAS, (i) each Seller is the beneficial and record owners of the number of shares (the “Common Shares”) of the common stock, $0.0001 par value, of Oakmont Acquisition Corp, a Delaware corporation (“Oakmont”), set forth opposite his name on Schedule A hereto and which shares were acquired prior to the initial public offering of Oakmont (the “IPO”) and (ii) RJS is the beneficial and record owner of the number of warrants (the (“Warrants”; and together with the Common Shares, the “Securities”) to purchase common stock of Oakmont set forth opposite his name on Schedule A hereto, which Warrants were registered in the IPO;

WHEREAS, in connection with the IPO each of the Sellers was required to escrow the Common Shares pursuant to that certain Stock Escrow Agreement (the “Escrow Agreement”), dated as of July 2005, among the Sellers, certain other stockholders of Oakmont and Continental Stock Transfer & Trust Company; and

WHEREAS, the parties hereto wish to enter into this Agreement to provide Buyer with the option to purchase a portion of the Common Shares and Warrants held by the Sellers as more particularly described herein and certain related matters.

NOW, THEREFORE, in consideration of $100.00 duly paid by or on behalf of Buyer to the Sellers and in consideration of other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Options To Purchase.

(a) Common Share Option. During the period commencing on the date that the Common Shares are disbursed to the Sellers pursuant to Section 3 of the Escrow Agreement and ending at 5:00pm (New York time) on the later of (i) October 19, 2008 and (ii) the date 90 days after the expiration of the lock-up or restricted trading or transfer period under the Escrow Agreement or any other agreement with respect to any of the Common Shares, the Buyer shall have the option (the “Common Share Option”) to purchase from the Sellers an aggregate number of shares of the Sellers’ Common Shares equal to the Applicable Share Number at a purchase price of $0.01 per share. The allocation of the Applicable Share Number among the Sellers shall be pro rata among the Sellers based on the number of Common Shares held by each of them on the date hereof unless otherwise agreed to by the Sellers.

(b) Warrant Option. During the period commencing upon the consummation of the Merger (as hereinafter defined) and ending at 5:00pm (New York time) on July 19, 2007, the Buyer shall have the option (the “Warrant Option”; and together with the Common Share Option, the “Options”) to purchase an aggregate of 442,000 Warrants from RJS at a purchase price per Warrant of $.75 per Warrant.

(c ) Minimum Share Purchase Requirement. This Agreement and the Common Share Option and the Warrant Option shall automatically terminate and become null and void if (i) Buyer does not contract to acquire at least 2,000,000 shares of the common stock of Oakmont (the “Public Shares”) before the date the proxy statement with respect to the special meeting of Oakmont stockholders scheduled for July 17, 2007 is first distributed to Oakmont’s stockholders (“Cut off Date”), or (ii) Buyer does not fulfill its obligations set forth in Section 6 below. Sellers agree to provide Buyer notice of the initial distribution of the aforementioned proxy statement by 5PM (Eastern time) on the day prior to such initial distribution.

(d) For purposes of this Agreement,

(i) “Applicable Share Number” shall mean, with respect to Sellers, no less than 1,000,000 shares, and no more than 1,200,000 shares as set forth below:

Number of Public Shares Purchased by Buyer in a Public Purchase prior to Cut off Date	Applicable Share Number
2,000,000 to 4,999,999 Shares	1,000,000
5,000,000 shares and above	1,200,000

(ii) “Merger” shall mean the merger of Brooke Credit Corporation with and into Oakmont pursuant to the Merger Agreement.

(iii) “Merger Agreement” shall mean that certain Amended and Restated Merger Agreement dated April 30, 2007, among Oakmont, Brooke Credit Corporation and Brooke Corporation.

2. Election to Purchase.

To make an election to exercise either Option pursuant to this Agreement, Buyer shall give written notice of such election (a “Purchase Notice”) (a) in the case of the Common Shares, to each Seller and (b) in case of the Warrants, to RJS, which Purchase Notice shall specify (i) whether such election is in respect of the Common Shares or the Warrants and (ii) the date of the closing of such purchase (a “Closing Date”), which notice shall be delivered on or before 5PM (Eastern time) on the date on which such Option expires pursuant to the terms of Section 1(a) or 1(b), as applicable, and which Closing Date shall be no later than three business days after the date of the delivery of such notice. On the Closing Date, at the offices of Bingham McCutchen LLP, One State Street,

Hartford, CT 06103, the Sellers shall tender to the Buyer the applicable Common Shares or Warrants with the necessary instruments of transfer in form reasonable acceptable to Buyer and the Buyer shall deliver payment of the applicable purchase price payable in cash or by certified check or official bank check. On the Closing Date Sellers shall provide assurance that such Common Shares or Warrants are transferred free and clear of all liens, restrictions, encumbrances and rights of third parties.

3. Representation and Covenants of Sellers.

Each Seller hereby severally and not jointly represents, warrants and covenants to Buyer, solely as to such Seller, as follows:

(a) Due Organization. Such Seller, if not an individual, has been duly organized, is validly existing and is in good standing, as applicable, under the laws of the jurisdiction of its organization.

(b) Power; Due Authorization; Binding Agreement. Such Seller has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby by such Seller, have been duly and validly authorized by all necessary action on the part of such Seller, and no other proceedings on the part of such Seller are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Seller and constitutes a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except that enforceability may be subject to the effect of (a) any applicable bankruptcy, reorganization, receivership, conservatorship, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and to general principles of equity and, (b) any laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, regardless of whether considered in a proceeding in law or equity.

(c) Ownership of Securities. On the date hereof, the Securities set forth opposite such Seller’s name on Schedule A hereto are owned of record and beneficially by such Seller. As of the date hereof, such Seller has sole voting power (to the extent such Securities confer such powers) and sole dispositive power (to the extent such Securities are transferable) with respect to all of such Securities owned by such Seller. All of such Securities held by such Seller are free and clear of all liens, pledges, charges or security interests of any kind or nature other than those under the Escrow Agreement. Upon exercise of the Options by Buyer, such Seller shall transfer valid title to all of such Seller’s Securities to Buyer free from all liens, charges or security interests of any kind or nature except for (a) restrictions on transfer pursuant to state and/or federal securities laws and (b) liens and encumbrances created by Buyer.

(d) No Conflicts. The execution and delivery of this Agreement by such Seller does not, and the performance of the terms of this Agreement by such Seller will not, (a) require such Seller to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (other than the filings with the Securities and Exchange Commission set forth on Schedule B hereto), (b) in the case of a Seller that is not an individual, conflict with or violate the organizational documents of such Seller, (c) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on such Seller or its properties and assets, (d) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to such Seller or by which any property or asset of such Seller is bound, or (e) violate any other agreement to which such Seller is a party, including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy, voting trust, the Escrow Agreement or the Merger Agreement.

4. Certain Covenants of Sellers.

(a) Further Assurances. Subject to the terms and conditions set forth in this Agreement each of the Sellers will use his, her or its best efforts, as promptly as is practicable, to take or cause to be taken all actions, and to do or cause to be done all other things, as are necessary, proper or advisable and consistent with the terms and conditions of this Agreement, to consummate and make effective the transactions contemplated by this Agreement and to refrain from taking any actions that are contrary to, inconsistent with or against, or would frustrate the essential purposes of, the transactions contemplated by this Agreement. Sellers agree that any lock-up agreement or similar agreement entered into in connection with the Merger Agreement or otherwise will not conflict with the provisions of this Agreement.

(b) Transfer Restrictions. Each Seller hereby agrees that without the prior written consent of Buyer, such Seller shall not (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment other disposition of, or limitation on the voting rights of, any of the Securities, including pursuant to the Merger Agreement, (b) grant any proxies or powers of attorney other than those that may arise pursuant to this Agreement, deposit any Securities into a voting trust or enter into a voting agreement with respect to any Securities other than those that may arise pursuant to this Agreement, (c) willfully or intentionally take any action that would cause any representation or warranty of such Seller contained herein to become untrue or incorrect or have the effect of preventing or disabling such Seller from performing its obligations under this Agreement, or (d) commit or agree to take any of the foregoing actions. Any transfer of the Securities not permitted hereby shall be null and void. Each Seller agrees that any such prohibited transfer may and should be enjoined. If any involuntary transfer of any of the Securities covered hereby shall occur (including, but not limited to, a sale by a Seller’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect. Each Seller agrees that he will cause the certificates representing the Securities subject to the Options to be conspicuously endorsed with a legend substantially as follows: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPTION AGREEMENT DATED AS OF JULY 9, 2007 AMONG THE HOLDER HEREOF AND PLAINFIELD ACCEPTANCE LLC AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE ENCUMBERED EXCEPT AS PROVIDED THEREIN. A COPY OF SUCH AGREEMENT MAY BE OBTAINED FROM THE HOLDER HEREOF OR FROM PLAINFIELD ACCEPTANCE LLC AT C/O PLAINFIELD ASSET MANAGEMENT LLC, 55 RAILROAD ROAD, GRENWICH,CT 06830.”

(c) Registration Rights. Sellers represent and covenant that Buyer shall have the rights to register the Common Shares in accordance with the registration rights provided in that certain Registration Rights Agreement, dated as of July 18, 2005 among

Oakmont, the Sellers and certain other stockholders of Oakmont, as the same will be amended by the Registration Rights Agreement that Oakmont will enter into with Brooke Corporation, the Sellers and others upon the closing of the Merger, in substantially the form previously delivered to Buyer {Please provide Buyer and counsel with a copy}.

5. Representations and Warranties of Buyer. Buyer hereby represents and warrants to the Sellers as follows.

(a) Organization, Good Standing and Qualification. Buyer is a duly organized and validly existing under the laws of the State of its organization. Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement.

(b) Authorization; Binding Obligations; Governmental Consents.

(i) All limited liability actions on the part of Buyer, its officers, directors and members necessary for the authorization of this Agreement and the performance of all obligations of Buyer hereunder have been taken prior to the date hereof. This Agreement is a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights; and (ii) general principles of equity that restrict the availability of equitable remedies.

(ii) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Buyer is required in connection with the consummation of the transactions contemplated by this Agreement.

6. Certain Covenants of Buyer. Buyer hereby agrees that, at any meeting of the stockholders of Oakmont, however called, or any adjournment thereof, or in connection with any solicitation of votes of the stockholders of Oakmont by written consent, Buyer shall be present (in person or by proxy) and vote (or cause to be voted), or execute a written consent in respect of, all of its Public Shares (which are entitled to vote at such meeting or solicitation) in favor of the approval or re-approval of the Merger and the Merger Agreement and all other proposals where approval of such proposal is a condition to the merger agreement, and against any action or agreement that would prevent or materially delay the consummation of the Merger or any other transactions contemplated by this Agreement or the Merger Agreement, or that would be contrary to or inconsistent with, or result in a breach by the Sellers of, or frustrate the essential purposes of this Agreement or the Merger Agreement.

7. Amendments. This Agreement may be amended from time to time by a written instrument executed and delivered by the parties.

8. Conflicts. In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions contained in any document attached as an Exhibit hereto, the terms and conditions of the form of documents attached hereto shall govern.

9. Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the parties will have the right to injunctive relief, in addition to all of its rights and remedies at law or in equity, to enforce the provisions of this Agreement. Nothing contained in this Agreement will be construed to confer upon any Person who is not a signatory hereto or any successor or permitted assign of a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

10. Buyer Substitution. Buyer shall have the right to substitute any one of its affiliates as the purchaser of the Securities that it has agreed to purchase hereunder, by written notice to the Sellers, which notice shall be signed by both the Buyer and such affiliate, shall contain such affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such affiliate of the accuracy with respect to it of the representation set forth in Section 5. Upon receipt of such notice, any reference to Buyer in this Agreement (other than in this Section 10), shall be deemed to refer to such affiliate in lieu of Buyer.

11. General Provisions.

(a) Notices. Except as otherwise provided herein, any offer, acceptance, notice or communication required or permitted to be given pursuant to this Agreement shall be deemed to have been duly and sufficiently given for all purposes by a party if given by the party, or an officer, trustee, or other personal or legal representative of such party, or by any other person authorized to act for such party, if in writing and delivered personally to the party or to an officer, trustee or other personal or legal representative of the party, or any other person authorized to act for such party to whom such notice shall be directed, or sent by overnight delivery service, or certified or registered mail, postage and registration prepaid, return receipt requested, or by facsimile to such party’s home or business address as reflected on the signature pages hereto or other address as such party may designate to each of the other parties hereto by a notice complying with the requirements of this Section 11(a). Any such notice shall be deemed to have been given on the date on which the same was delivered in the case of personal delivery, post-marked in the case of certified or registered mail or overnight delivery service, or dated in the case of a facsimile.

(b) Assignment. The parties hereto shall have no right to assign or transfer this Agreement or any of their respective rights hereunder.

(c) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representative, estates, heirs and legatees of the parties hereto.

(d) Miscellaneous. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof. This Agreement is intended to take effect as a sealed instrument and may be executed in any number of counterparts which together shall constitute one instrument and shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other state. Delivery of an executed signature page by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first set forth above.

/s/ Robert J. Skandalaris
Robert J. Skandalaris

/s/ Michael C. Azar
Michael C. Azar

/s/ David J. Langevin
David J. Langevin

QVM OAKMONT SERVICES, LLC

By:	/s/ Robert J. Skandalaris
Robert J. Skandalaris
Managing Member

KrisLee & Assoc., LLC

By:	/s/ Robert J. Skandalaris
Robert J. Skandalaris
Managing Member

PLAINFIELD ACCEPTANCE LLC

By:	/s/ Steven Segaloff
Name:	Steven Segaloff
Title:	Authorized Individual

SCHEDULE A

	Common Shares	Warrants
Robert J. Skandalaris	585,000	442,000

Michael C. Azar	435,000

David J. Langevin	180,000

KrisLee & Assoc., LLC.	360,000

QVM Oakmont Services, LLC	360,000

SCHEDULE B

FILINGS

1. Sellers shall cause Oakmont to file a Supplement to the Oakmont Schedule 14A to add Buyer as proxy participant.

2. Sellers will file an amendment to the 13(d) filing of indicating that they are a group with Buyer.

EXHIBIT E

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.0001 par value per share, of Oakmont Acquisition Corp., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[signature pages follow]

E-1

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 9th day of July, 2007.

BROOKE CORPORATION

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	President and Chief Operating Officer

BROOKE HOLDINGS, INC.

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	Authorized Signer

By:	/s/ ROBERT D. ORR
Robert D. Orr

By:	/s/ LELAND G. ORR
Leland G. Orr

By:	/s/ MICHAEL S. LOWRY
Michael S. Lowry

By:	/s/ ANITA F. LARSON
Anita F. Larson

By:	/s/ KYLE L. GARST
Kyle L. Garst

OAKMONT REPORTING PERSONS

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris

By:	/s/ MICHAEL C. AZAR
Michael C. Azar

E-2

By:	/s/ DAVID J. LANGEVIN
David J. Langevin

QVM OAKMONT SERVICES LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

KRISLEE & ASSOCIATES, LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ STEVEN SEGALOFF
Steven Segaloff, Senior Vice President

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ STEVEN SEGALOFF
Steven Segaloff, Senior Vice President

By:	/s/ MAX HOLMES
Max Holmes

E-3